UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

001-35878

(Commission

File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Notice of Conditional Redemption

On June 15, 2017, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), an indirect wholly owned subsidiary of Intelsat S.A. (together with its consolidated subsidiaries (unless otherwise indicated or the context otherwise requires), “Intelsat,” the “Company,” or “we,” “us,” or “our”), issued a notice of conditional redemption pursuant to the indenture, dated as of April 5, 2011, as amended and supplemented from time to time, among Intelsat Jackson, Intelsat S.A., Intelsat (Luxembourg) S.A., and Wells Fargo Bank, National Association, as trustee, (the “Indenture”), relating to Intelsat Jackson’s 7.25% Senior Notes due 2019 (the “2019 Notes”), notifying holders that Intelsat Jackson intends to redeem (the “Redemption”), on July 15, 2017 (the “Redemption Date”), the entire $1,500,000,000 aggregate principal amount of the 2019 Notes currently outstanding, conditional upon the consummation by Intelsat Jackson of one or more external debt financing transactions in an aggregate principal amount of at least $1,500,000,000 (or in such lesser amount as may be satisfactory to Intelsat Jackson in its sole and absolute discretion) and the receipt by Intelsat Jackson of the net proceeds therefrom prior to the Redemption Date.

The redemption price with respect to the 2019 Notes to be redeemed pursuant to the Redemption will be equal to 100.00% of the aggregate principal amount of such 2019 Notes, plus accrued and unpaid interest to, but excluding, the Redemption Date.

Intelsat Safe Harbor Statement

Statements in this Report on Form 6-K constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this document, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, market conditions, potential judicial decisions regarding our compliance with our debt agreements and the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2016, quarterly report on Form 6-K for the quarter ended March 31, 2017 and its other filings with the U.S. Securities and Exchange Commission.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This Report on Form 6-K does not constitute a notice of redemption under the Indenture, nor an offer to purchase securities or a solicitation of an offer to sell any securities or an offer to sell or the solicitation of an offer to purchase any new securities, nor does it constitute an offer or solicitation in any jurisdiction in which such offer or solicitation is unlawful.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: June 15, 2017	By:	/s/ Jacques D. Kerrest
	Name:	Jacques D. Kerrest
	Title:	Executive Vice President and Chief Financial Officer